UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
<u>**WASHINGTON, D.C. 20549**</u>

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended <u>March 31, 2008</u>

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____X_____   Form 40- F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes _____   No _____X_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes _____   No _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No _____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

INDEX

ITEM 1 -   FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Unitholders of
Teekay Offshore Partners L.P.

We have reviewed the consolidated balance sheet of Teekay Offshore Partners L.P. and subsidiaries (or the *Partnership*) as of March 31, 2008, the related consolidated statements of income and cash flows for the three months ended March 31, 2008 and 2007, and changes in consolidated partners' equity for the three months ended March 31, 2008. These financial statements are the responsibility of the Partnership's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with United States generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Partnership as of December 31, 2007, and the related consolidated statements of income, changes in partners' equity and cash flows for the year then ended (not presented herein), and in our report dated March 12, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
May 14, 2008	Chartered Accountants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31, 2008	2007
	$	$
VOYAGE REVENUES (including $40,019 and $38,914 for 2008 and 2007, respectively, from related parties - *notes 8a, 8b and 8c)*	203,786	190,752
OPERATING EXPENSES		
Voyage expenses	51,377	34,535
Vessel operating expenses (including ($396) for 2008 from related parties – *note 8h)*	41,486	30,219
Time-charter hire expense	33,646	38,115
Depreciation and amortization	32,546	28,591
General and administrative (including $12,817 and $13,136 for 2008 and 2007, respectively, from related parties - *notes 8d, 8e and 8f)*	15,594	15,174
Total operating expenses	174,649	146,634
Income from vessel operations	29,137	44,118
OTHER ITEMS		
Interest expense *(note 5)*	(23,967)	(18,509)
Interest income	1,249	1,137
Foreign currency exchange loss	(3,338)	(4,160)
Income tax (expense) recovery *(note 10)*	(197)	3,906
Other income - net *(note 7)*	2,626	2,719
Total other items	(23,627)	(14,907)
Net income before non-controlling interest	5,510	29,211
Non-controlling interest	(5,030)	(22,379)
Net income	480	6,832
General partner's interest in net income	10	137
Limited partners' interest: *(note 11)*		
Net income	470	6,695
Net income per:		
- Common unit (basic and diluted)	0.05	0.35
- Subordinated unit (basic and diluted)	-	0.33
- Total unit (basic and diluted)	0.02	0.34
Weighted average number of units outstanding:		
- Common units (basic and diluted)	9,800,000	9,800,000
- Subordinated units (basic and diluted)	9,800,000	9,800,000
- Total units (basic and diluted)	19,600,000	19,600,000
Cash distributions declared per unit	0.40	0.35

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at March 31, 2008 $	As at December 31, 2007 $
ASSETS		
Current		
Cash and cash equivalents *(note 5)*	137,791	121,224
Accounts receivable, net	46,979	42,245
Net investment in direct financing leases - current	21,851	22,268
Prepaid expenses	31,156	34,219
Other assets	8,916	8,440
Total current assets	246,693	228,396
Vessels and equipment *(note 5)*		
At cost, less accumulated depreciation of $702,747 (December 31, 2007 - $674,722)	1,683,238	1,662,865
Net investment in direct financing leases	72,691	78,199
Other assets	15,725	14,423
Intangible assets - net *(note 4)*	52,839	55,355
Goodwill – shuttle tanker segment	127,113	127,113
Total assets	2,198,299	2,166,351
LIABILITIES AND PARTNERS' EQUITY		
Current		
Accounts payable	22,801	12,076
Accrued liabilities	33,712	38,464
Current portion of long-term debt *(note 5)*	82,743	64,060
Current portion of derivative instruments *(note 9)*	19,146	5,277
Total current liabilities	158,402	119,877
Long-term debt *(note 5)*	1,476,680	1,453,407
Deferred income taxes	81,325	75,706
Derivative instruments *(note 9)*	49,260	16,770
Other long-term liabilities	27,190	27,977
Total liabilities	1,792,857	1,693,737
Commitments and contingencies *(notes 5, 8, 9 and 12)*		
Non-controlling interest	343,366	391,645
Partners' equity		
Partners' equity	78,762	86,282
Accumulated other comprehensive loss *(note 6)*	(16,686)	(5,313)
Total partners' equity	62,076	80,969
Total liabilities and partners' equity	2,198,299	2,166,351

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,	
	2008	2007
	$	$
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net income	480	6,832
Non-cash items:		
Depreciation and amortization	32,546	28,591
Non-controlling interest	5,030	22,379
Deferred income tax expense (recovery)	197	(3,906)
Foreign currency exchange loss and other - net	7,977	8,239
Change in non-cash working capital items related to operating activities	6,802	(37,723)
Distribution from subsidiaries to non-controlling interest owners	(24,019)	(2,846)
Expenditures for drydocking	(6,301)	(5,527)
Net operating cash flow	22,712	16,039
FINANCING ACTIVITIES		
Proceeds from long-term debt	67,000	-
Scheduled repayments of long-term debt	(8,044)	(2,661)
Prepayments of long-term debt	(17,000)	(13,000)
Expenses from initial public offering of common units	-	(1,392)
Cash distributions paid	(8,000)	(1,000)
Net financing cash flow	33,956	(18,053)
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(46,026)	(2,530)
Investment in direct financing lease assets	(17)	(155)
Direct financing lease payments received	5,942	5,056
Net investing cash flow	(40,101)	2,371
Increase in cash and cash equivalents	16,567	357
Cash and cash equivalents, beginning of the period	121,224	113,986
Cash and cash equivalents, end of the period	137,791	114,343

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY
(in thousands of U.S. dollars and units)

	Common Units	$	Subordinated Units	$	General Partner $	Accumulated Other Comprehensive Loss $	Total $
PARTNERS' EQUITY							
Limited Partners							
Balance as at December 31, 2007	9,800	114,196	9,800	(26,946)	(968)	(5,313)	80,969
Net income		470		-	10		480
Unrealized net loss on qualifying cash flow hedging instruments *(notes 6 and 9)*						(11,359)	(11,359)
Realized net gain on qualifying cash flow hedging instruments *(notes 6 and 9)*						(14)	(14)
Cash distributions		(3,920)		(3,920)	(160)		(8,000)
Balance as at March 31, 2008	9,800	110,746	9,800	(30,866)	(1,118)	(16,686)	62,076

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1. **Basis of Presentation**

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or *GAAP*). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of The Republic of Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the *Partnership*). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2007. In the opinion of management of Teekay Offshore GP L.L.C. (or the *General Partner*), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership's consolidated financial position, results of operations, changes in partners' equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2. **Fair Value Measurements**

Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards (or *SFAS*) No. 157, *Fair Value Measurements* (or *SFAS No. 157*). In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157*, the Partnership will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership's fair value measurements.

SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following tables present the Partnership's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at March 31, 2008 Asset / (Liability) $	Level 1 $	Level 2 $	Level 3 $
Interest rate swap agreements (1)	(69,168)	-	(69,168)	-
Foreign currency forward contracts (1)	3,882	-	3,882	-

(1) The fair value of the Partnership's derivative agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

3. Segment Reporting

The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its floating storage and offtake (or *FSO*) segment. The Partnership's shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership's conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts. The Partnership's FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership's consolidated financial statements for the year ended December 31, 2007.

The following tables present results for these segments for the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,							
	2008				2007			
	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $	Shuttle Tanker Segment $	Conventional Tanker Segment $	FSO Segment $	Total $
Voyage revenues	153,059	33,681	17,046	203,786	146,146	38,889	5,717	190,752
Voyage expenses	38,553	12,476	348	51,377	24,821	9,464	250	34,535
Vessel operating expenses	29,215	5,959	6,312	41,486	22,743	6,002	1,474	30,219
Time-charter hire expense	33,646	-	-	33,646	38,115	-	-	38,115
Depreciation and amortization	22,551	4,891	5,104	32,546	20,695	5,585	2,311	28,591
General and administrative (1)	12,561	2,204	829	15,594	12,708	2,023	443	15,174
Income from vessel operations	16,533	8,151	4,453	29,137	27,064	15,815	1,239	44,118

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31, 2008 $	December 31, 2007 $
Shuttle tanker segment	1,578,237	1,559,261
Conventional tanker segment	252,225	255,460
FSO segment	127,270	131,080
Unallocated:		
Cash and cash equivalents	137,791	121,224
Accounts receivable, prepaid expenses and other assets	102,776	99,326
Consolidated total assets	2,198,299	2,166,351

4. Intangible Assets

As of March 31, 2008 and December 31, 2007, intangible assets consisted of contracts of affreightment with a weighted-average amortization period of 10.2 years.

The carrying amount of intangible assets as at March 31, 2008 and December 31, 2007 is as follows:

	March 31, 2008 $	December 31, 2007 $
Gross carrying amount	124,250	124,250
Accumulated amortization	(71,411)	(68,895)
Net carrying amount	52,839	55,355

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Aggregate amortization expense of intangible assets for the three months ended March 31, 2008 was $2.5 million ($3.0 million – 2007). Amortization of intangible assets for the next five years subsequent to March 31, 2008 is expected to be $7.6 million (remainder of 2008), $9.1 million (2009), $8.1 million (2010), $7.0 million (2011) and $6.0 million (2012).

5. **Long-Term Debt**

	March 31, 2008 $	December 31, 2007 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2017	1,253,554	1,205,808
U.S. Dollar-denominated Term Loans due through 2017	305,869	311,659
	1,559,423	1,517,467
Less current portion	82,743	64,060
Total	1,476,680	1,453,407

As at March 31, 2008, the Partnership had three long-term revolving credit facilities (collectively, the *Revolvers*), which, as at such date, provided for borrowings of up to $1,369.1 million, of which $115.5 million was undrawn. The total amount available under the Revolvers reduces by $99.6 million (remainder of 2008), $108.2 million (2009), $114.9 million (2010), $122.0 million (2011), $129.7 million (2012) and $794.7 million (thereafter). Two of the Revolvers are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require a subsidiary of the Partnership, Teekay Offshore Operating L.P. (or *OPCO*) to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO's total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation's total consolidated debt, which has recourse to Teekay Corporation. The Revolvers are collateralized by first-priority mortgages granted on 28 of the Partnership's vessels, together with other related collateral.

As at March 31, 2008, each of the Partnership's six 50% controlled joint ventures had an outstanding term loan, which in aggregate totaled $305.9 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at March 31, 2008, the Partnership had guaranteed $100.9 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% controlled joint venture companies. Teekay Corporation and the Partnership's joint venture partner have guaranteed the remaining $205.0 million.

Interest payments on the Revolvers and term loans are based on LIBOR plus a margin. At March 31, 2008 and December 31, 2007, the margins ranged between 0.45% and 0.80%. The weighted-average effective interest rate on the Partnership's long-term debt as at March 31, 2008 was 4.4% (December 31, 2007 – 5.7%). This rate does not reflect the effect of the interest rate swaps (Note 9).

The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2008 are $76.9 million (remainder of 2008), $124.8 million (2009), $127.0 million (2010), $164.0 million (2011), $141.8 million (2012) and $924.9 million (thereafter).

6. **Comprehensive (Loss) Income**

	Three Months Ended March 31,	
	2008 $	2007 $
Net income	480	6,832
Other comprehensive (loss) income:		
Unrealized net (loss) gain on qualifying cash flow hedging instruments	(11,359)	141
Realized net gain on qualifying cash flow hedging instruments	(14)	(399)
Comprehensive (loss) income	(10,893)	6,574

As at March 31, 2008 and December 31, 2007, the Partnership's accumulated other comprehensive loss of $16.7 million and $5.3 million, respectively, consisted of net unrealized losses on derivative instruments.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

7. Other Income - Net

	Three Months Ended March 31, 2008 $	2007 $
Volatile organic compound emissions plant lease income	2,570	2,773
Miscellaneous	56	(54)
Other income - net	2,626	2,719

8. Related Party Transactions

a. Nine of OPCO's conventional tankers were employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate. Pursuant to these charter contracts, OPCO earned voyage revenues of $33.7 million and $32.9 million during the three months ended March 31, 2008 and 2007, respectively.

b. Two of OPCO's shuttle tankers were employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $3.5 million during both the three months ended March 31, 2008 and 2007, respectively.

c. Two of OPCO's FSO units were employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $2.8 million and $2.5 million during the three months ended March 31, 2008 and 2007, respectively.

d. A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. During the three months ended March 31, 2008 and 2007, OPCO earned management fees of $0.8 million and $0.6 million, respectively, under the agreement.

e. The Partnership, OPCO and certain of OPCO's operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. The Partnership incurred $13.5 million of these costs during both the three months ended March 31, 2008 and 2007, respectively.

f. Pursuant to the Partnership's partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the Partnership that are necessary or appropriate for the conduct of the Partnership's business. During the three months ended March 31, 2008 and 2007, the Partnership incurred $0.1 million and $0.2 million, respectively, of these costs.

g. The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

h. In March 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to repairs of $0.4 million on one of the Partnership's shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs.

i. In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation, for proceeds equal to its net book value of $1.4 million.

j. At March 31, 2008 and December 31, 2007, advances to affiliates totaled $4.6 million and $0.8 million, respectively. Advances to and from affiliates are non-interest bearing and unsecured. The balances as at March 31, 2008 and December 31, 2007 are included in other current assets.

9.   Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. The following summarizes the Partnership's risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.

The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. These foreign exchange forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense being hedged.

As at March 31, 2008, the Partnership was committed to the following foreign exchange contracts for the forward purchase of foreign currency:

	Contract Amount in Foreign Currency (millions)	Average Forward Rate[1]	Expected Maturity	
			2008	2009
			(in millions of U.S. Dollars)	
Norwegian Kroner	255.7	5.64	-	$45.4
Australian Dollar	3.1	1.24	$2.5	-
Euro	4.0	0.68	$5.8	-

(1)   Foreign currency per U.S. Dollar.

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership's exposure to interest rate variability on its outstanding floating-rate debt. The Partnership's interest rate swaps are designated as cash flow hedges and mature over various periods through 2026. The net gains or loss on the interest rate swaps has been reported in a separate component of accumulated other comprehensive income (loss), in the accompanying consolidated balance sheets and statements of changes in partners' equity, to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income (loss) will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

As at March 31, 2008, the Partnership was committed to the following interest rate swap agreements related to its LIBOR-based debt, whereby certain of the Partnership's floating-rate debt was swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (Years)	Fixed Interest Rate (%)[1]
U.S. Dollar-denominated interest rate swaps	LIBOR	935,000	(38,660)	6.2	4.7
U.S. Dollar-denominated interest rate swaps[2][3]	LIBOR	413,360	(30,508)	13.0	5.0

(1)   Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2008, ranged from 0.50% and 0.80%.
(2)   Principal amount reduces quarterly or semiannually.
(3)   Included in the principal amount and fair value of the interest rate swaps is $65.6 million and ($5.3) million, respectively, related to the portion of the derivative instrument that the Partnership has not designated as a cash flow hedge.

The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are currently rated A or better by Standard & Poor's or Aa3 by Moody's. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk

During the three months ended March 31, 2008, the Partnership recognized a net loss of $0.6 million, (2007 – nil), relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

10. Income Taxes

The components of the provision for income taxes follow.

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
	$	$
Current	-	-
Deferred	(197)	3,906
Income tax (expense) recovery	(197)	3,906

11. Net Income Per Unit

Net income per unit is determined by dividing net income, after deducting the amount of net income allocated to the General Partner's interest, by the weighted-average number of units outstanding during the applicable period.

As required by Emerging Issues Task Force Issue No. 03-6, *Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share*, the General Partner's, common unit holders' and subordinated unitholder's interests in net income are calculated as if all net income was distributed according to the terms of the Partnership's partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, and foreign currency translation gains (losses).

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution of $0.4025 per quarter. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4025 per unit, 15% of quarterly cash distributions between $0.4025 and $0.4375 per unit, 25% of quarterly cash distributions between $0.4375 and $0.525 per unit, and 50% of quarterly cash distributions in excess of $0.525 per unit. During the quarters ended March 31, 2008 and 2007, net income did not exceed $0.4025 per unit and, consequently, the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner's interest in net income.

Under the partnership agreement, during a subordination period applicable to the Partnership's subordinated units, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the quarters ended March 31, 2008 and 2007, net income did not exceed the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders.

12. Commitments and Contingencies

The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

ITEM 2 -   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our principal asset is a 26% interest in Teekay Offshore Operating L.P. (or *OPCO*), which operates a substantial majority of our shuttle tankers, conventional crude oil tankers and FSO units. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring FPSO units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our offshore operations.

SIGNIFICANT DEVELOPMENTS

Acquisition of Vessels in 2008

In June 2007, we exercised our option to purchase a 2001-built shuttle tanker for $41.7 million, which was included in our in-chartered shuttle tanker fleet. The vessel was delivered to us in March 2008.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation is obligated to offer us certain shuttle tankers, FSO units, and FPSO units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.

Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $467.4 million. It is anticipated that these vessels will be offered to us and will be used to service either new long-term, fixed-rate contracts Teekay Corporation may be awarded prior to delivery or OPCO's contracts-of-affreightment in the North Sea.

The omnibus agreement also obligates Teekay Corporation to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake through its 50%-owned joint venture with Teekay Petrojarl ASA and (b) if Teekay Corporation obtains 100% ownership of Teekay Petrojarl ASA, the existing FPSO units owned by Teekay Petrojarl ASA that are servicing contracts in excess of three years in length. As at March 31, 2008, Teekay Corporation had a 65% ownership interest in Teekay Petrojarl ASA.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2007. In accordance with United States generally accepted accounting principles (or *GAAP*), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or *TCE*) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. TCE rates represent net voyage revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 3 – Segment Reporting.

Items You Should Consider When Evaluating Our Results of Operations

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

- *The size of our fleet continues to change.* Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. For instance, the average number of owned vessels in our shuttle tanker fleet increased from 24 in 2007 to 26 in 2008, and our FSO segment increased from 3 in 2007 to 5 in 2008. Please read "— Results of Operations" below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

- *Our vessel operating costs are facing industry-wide cost pressures*. The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crew wage increases during 2007, the effect of which is included the "Results of Operations". We expect a trend of increasing crew compensation to continue throughout 2008.

- *Our financial results of operations are affected by fluctuations in currency exchange rates*. Under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars, and will not be subject to currency exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Corporation's cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. At March 31, 2008, we were committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 255.7 million for U.S. Dollars at an average rate of Norwegian Kroner 5.64 per U.S. Dollar, maturing in 2009.

- *Our operations are seasonal.* Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

We manage our business and analyze and report our results of operations on the basis of three business segments: the shuttle tanker segment, the conventional tanker segment and the FSO segment.

Shuttle Tanker Segment

Our shuttle tanker fleet consists of 38 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 38 shuttle tankers, 25 are owned by OPCO (including 5 through 50% controlled joint ventures), 11 are chartered-in by OPCO and 2 are owned by us (including one through a 50% controlled joint venture). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil.

The following table presents our shuttle tanker segment's operating results for the three months ended March 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Three Months Ended March 31,		
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	% Change
Voyage revenues	153,059	146,146	4.7
Voyage expenses	38,553	24,821	55.3
Net voyage revenues	114,506	121,325	(5.6)
Vessel operating expenses	29,215	22,743	28.5
Time-charter hire expense	33,646	38,115	(11.7)
Depreciation and amortization	22,551	20,695	9.0
General and administrative [1]	12,561	12,708	(1.2)
Income from vessel operations	16,533	27,064	(38.9)
Calendar-Ship-Days			
Owned Vessels	2,373	2,160	9.9
Chartered-in Vessels	952	1,084	(12.2)
Total	3,325	3,244	2.5

_____

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).

The average size of OPCO's owned shuttle tanker fleet increased for the three months ended March 31, 2008 compared to the same period last year, primarily due to the acquisition of the 2000-built shuttle tanker (the *Navion Bergen*) and a 50% interest in the 2006-built shuttle-tanker (the *Navion Gothenburg*) in July 2007 (collectively, the *2007 Shuttle Tanker Acquisitions*).

The average size of OPCO's chartered-in shuttle tanker fleet decreased for the three months ended March 31, 2008 compared to the same period last year, primarily due to the redelivery of two chartered-in vessels back to their owners in December 2007 and February 2008, respectively.

Net Voyage Revenues. Net voyage revenues decreased for the three months ended March 31, 2008, from the same period last year. This decrease was primarily due to:

- a decrease of $4.9 million due to an increased number of offhire days resulting from an increase in scheduled drydockings and unexpected repairs performed during the three months ended March 31, 2008, compared to the same period last year;

- a decrease of $4.3 million due to a shuttle tanker servicing as a temporary floating storage unit during the three months ended March 31, 2007, at per day rates that were higher than the rates earned while employed as a shuttle tanker;

- a decrease of $3.4 million due to fewer revenue days from shuttle tankers servicing contracts of affreightment in the conventional spot market compared to the same period last year; and

- a decrease of $2.2 million due to customer performance claims under the terms of charter party agreements;

partially offset by

- an increase of $5.7 million due to the 2007 Shuttle Tanker Acquisitions;

- an increase of $1.3 million due to the redeployment of one shuttle tanker from servicing contracts of affreightment to a time-charter effective October 2007, and earning a higher average daily charter rate than the same period last year; and

- an increase of $1.2 million in revenues due to more revenue days for shuttle tankers servicing contracts of affreightment compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2008, from the same period last year, primarily due to:

- an increase of $2.5 million in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system;

- an increase of $1.7 million due to an increase in prices for consumables, freight and lubricants; and

- an increase of $1.4 million relating to repairs and maintenance performed for certain vessels during the three months ended March 31, 2008.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2008, from the same period last year, primarily due to the redelivery of two chartered-in vessels back to their owners in December 2007 and February 2008, respectively.

Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended March 31, 2008, from the same period last year, primarily due to the 2007 Shuttle Tanker Acquisitions.

Conventional Tanker Segment

OPCO owns nine Aframax-class conventional crude oil tankers, all of which operate under fixed-rate time charters with Teekay Corporation.

The following table presents our conventional tanker segment's operating results for the three months ended March 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

	Three Months Ended March 31,		
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	**2008**	**2007**	**% Change**
Voyage revenues	33,681	38,889	(13.4)
Voyage expenses	12,476	9,464	31.8
Net voyage revenues	21,205	29,425	(27.9)
Vessel operating expenses	5,959	6,002	(0.7)
Depreciation and amortization	4,891	5,585	(12.4)
General and administrative [1]	2,204	2,023	8.9
Income from vessel operations	8,151	15,815	(48.5)
Calendar-Ship-Days			
Owned Vessels	819	900	(0.09)

_____

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

During 2007, OPCO operated ten conventional crude oil tankers. The *Navion Saga* was included as a conventional crude oil tanker within the conventional tanker segment until its conversion to an FSO unit was completed and it commenced a three-year FSO time charter contract in early May 2007.

Income from vessel operations for the conventional tanker segment decreased during the three months ended March 31, 2008, from the same period last year, primarily due to:

- a decrease of $5.9 million in net bunker revenues. Under the terms of eight of the nine time-charter contracts, OPCO is reponsible for the bunker fuel expenses and the approximate amounts of these expenses are added to the daily hire rate. During the annual review of the daily hire rate in the third quarter of 2007, the rate per day was adjusted downwards based on the average daily bunker consumption for the preceding year; and

- a decrease of $2.3 million due to the transfer of the *Navion Saga* to the FSO segment in early May 2007.

FSO Segment

Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the five FSO units, four are owned by OPCO and one is owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage.

The following table presents our FSO segment's operating results for the three months ended March 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our FSO segment:

	Three Months Ended March 31,		
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	**2008**	**2007**	**% Change**
Voyage revenues	17,046	5,717	198.2
Voyage expenses	348	250	39.2
Net voyage revenues	16,698	5,467	205.4
Vessel operating expenses	6,312	1,474	328.2
Depreciation and amortization	5,104	2,311	120.9
General and administrative (1)	829	443	87.1
Income from vessel operations	4,453	1,239	259.4
Calendar-Ship-Days			
Owned Vessels	455	270	68.5

____

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

During 2007, we operated three FSO units. A fourth FSO unit, the *Navion Saga*, was included as a conventional crude oil tanker within the conventional tanker segment until May 2007, as discussed above. In October 2007, we acquired from Teekay Corporation our fifth FSO unit, the *Dampier Spirit*. As a result, income from vessel operations for the FSO segment for the three months ended March 31, 2008 increased from the same period in 2007.

Other Operating Results

Interest Expense. Interest expense increased to $24.0 million for the three months ended March 31, 2008, from $18.5 million for the same period last year, primarily due to:

- an increase of $2.5 million relating to the change in fair value of our non-designated interest rate swap;

- an increase of $2.3 million due to the assumption of debt relating to the *2007 Shuttle Tanker Acquisitions*; and

- an increase of $1.4 million relating to additional debt drawn under OPCO's long-term revolving credit facilities, which was used to partially finance the acquisition of the *2007 Shuttle Tanker Acquisitions*, the *Dampier Spirit*, and an in-chartered shuttle tanker, the *Navion Oslo*.

Foreign Currency Exchange Losses. Foreign currency exchange loss was $3.3 million for the three months ended March 31, 2008, compared to $4.2 million for the same period last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Income Tax (Expense) Recovery. Income tax expense was $0.2 million for the three months ended March 31, 2008, compared to an income tax recovery of $3.9 million for the same period last year. The $4.1 million increase to income tax expense was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains for the three months ended March 31, 2008.

Other Income. Other income for the three months ended March 31, 2008 and 2007 was $2.6 million and $2.7 million, respectively, which was primarily comprised of leasing income from our volatile organic compound emissions equipment.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at March 31, 2008, our total cash and cash equivalents were $137.8 million, compared to $121.2 million at December 31, 2007. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $253.3 million as at March 31, 2008, compared to $286.7 million as at December 31, 2007. The decrease in liquidity was primarily the result of our payment for the purchase of the *Navion Oslo*, the payment of cash distributions by us and OPCO and expenditures for drydocking, vessels and equipment, partially offset by cash generated by our operating activities during the three months ended March 31, 2008.

In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. dollars)	Three Months Ended March 31,	
	2008	**2007**
Net cash flow from operating activities	22,712	16,039
Net cash flow from financing activities	33,956	(18,053)
Net cash flow from investing activities	(40,101)	2,371

Operating Cash Flows. Net cash flow from operating activities increased to $22.7 million for the three months ended March 31, 2008, from $16.0 million for the same period in 2007, primarily reflecting the acquisition of the *Navion Bergen* and *Navion Gothenburg* in July 2007, and the *Dampier Spirit* since October 2007, partially offset by a $21.2 million increase in cash distributions paid by OPCO to non-controlling interest owners, a $0.8 million increase in drydocking expenditures, and an increase in interest expense from the increase in debt due to our acquisition of the *Navion Bergen* and the *Dampier Spirit*, and our 50% interest in the *Navion Gothenburg*. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Scheduled debt repayments were $8.0 million and $2.7 million during the three months ended March 31, 2008 and 2007, respectively. Net proceeds from long-term debt of $67.0 million were used to make debt prepayments of $17.0 million and to finance the acquisition of the *Navion Oslo* in March 2008.

Cash distributions paid during the three months ended March 31, 2008 and 2007 totaled 8.0 million and $1.0 million, respectively. Subsequent to March 31, 2008, cash distributions for the three months ended March 31, 2008 were declared and paid during the second quarter of 2008 and totaled $8.0 million.

Investing Cash Flows. During the three months ended March 31, 2008, we incurred $46.0 million of expenditures for vessels and equipment, primarily relating to the acquisition of the *Navion Oslo*. During the three months ended March 31, 2007, we incurred $2.5 million of expenditures for vessels and equipment. During the three months ended March 31, 2008 and 2007, we received $5.9 million and $5.1 million, respectively, in scheduled repayments received from the leasing of our volatile organic compound emissions equipment.

Credit Facilities

As at March 31, 2008, our total debt was $1,559.4 million, compared to $1,517.5 million as at December 31, 2007. As at March 31, 2008, we had three revolving credit facilities available, which, as at such date, provided for borrowings of up to $1,369.1 million, of which $115.5 million was undrawn. As at March 31, 2008, each of our six 50% controlled joint ventures had an outstanding term loan, which, in aggregate, totaled $305.9 million. The joint venture term loans reduce in semi-annual payments with varying maturities through 2017. Please read Item 1 – Financial Statements: Note 5 – Long-Term Debt.

Our three revolving credit facilities have the following terms:

- *$455 Million Revolving Credit Facility*. This 8-year reducing revolving credit facility allows for borrowing of up to $455 million (subject to scheduled reductions through 2014) and may be used for acquisitions and for general partnership purposes. As at March 31, 2008, we had $422.6 million available for borrowing, of which $73.6 million was undrawn. Obligations under this credit facility are collateralized by first-priority mortgages on eight of OPCO's vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

- *$940 Million Revolving Credit Facility*. This 8-year reducing revolving credit facility allows for borrowing of up to $940 million (subject to scheduled reductions through 2014) and may be used for acquisitions and for general partnership purposes. As at March 31, 2008, we had $880.9 million available for borrowing, of which $41.9 million was undrawn. Obligations under this credit facility are collateralized by first-priority mortgages on 19 of OPCO's vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million. This credit facility allows OPCO to incur working capital borrowings and loan the proceeds to us (which we could use to make distributions, provided that such amounts are paid down annually).

- *$70 Million Revolving Credit Facility*. This 10-year reducing revolving credit facility allows for borrowing of up to $70 million (subject to scheduled reductions through 2017) and may be used for general partnership purposes. As at March 31, 2008, we had $65.6 million available for borrowing, all of which was drawn. Obligations under this credit facility are collateralized by a first-priority mortgage on one of our vessels. Borrowings under the facility may be prepaid at any time in amounts of not less than $5.0 million.

Two of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of OPCO's total consolidated debt. The remaining revolving credit facility is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation's total debt which has recourse to Teekay Corporation. As at March 31, 2008, we, OPCO and Teekay Corporation were in compliance with all of our covenants under these credit facilities.

The term loans of our 50% controlled joint ventures are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related collateral. As at March 31, 2008, we had guaranteed $100.9 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in five of these 50% controlled joint venture companies. Teekay Corporation and our joint venture partner have guaranteed the remaining $205.0 million.

Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At March 31, 2008 and December 31, 2007, the margins ranged between 0.45% and 0.80%.

All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50% controlled joint venture shuttle tankers and our three revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:

- incurring or guaranteeing indebtedness (applicable to our term loans and the $70 million revolving credit facility only);

- changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;

- making dividends or distributions when in default of the relevant loans;

- making capital expenditures in excess of specified levels;

- making certain negative pledges or granting certain liens;

- selling, transferring, assigning or conveying assets; or

- entering into a new line of business.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2008:

	Total	Balance of 2008	2009 and 2010	2011 and 2012	Beyond 2012
			(in millions of U.S. dollars)		
Long-term debt [(1)]	1,559.4	76.9	251.8	305.8	924.9
Chartered-in vessels (operating leases)	447.4	84.8	168.3	118.6	75.7
Total contractual obligations	2,006.8	161.7	420.1	424.4	1,000.6

(1) Excludes expected interest payments of $48.3 million (remainder of 2008), $115.0 million (2009 and 2010), $91.2 million (2011 and 2012) and $62.7 million (beyond 2012). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 0.80% as at March 31, 2008. The expected interest payments do not reflect the effect of related interest rate swaps that hedge certain of the floating-rate debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, can be found in Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the year ended December 31, 2007.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2008 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

· our future growth prospects;

· results of operations and revenues and expenses;

· offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;

· future capital expenditures and availability of capital resources to fund capital expenditures;

· offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation;

· obtaining offshore projects that we or Teekay Corporation bid on or have been awarded;

· delivery dates of and financing for newbuildings or existing vessels;

· the commencement of service of newbuildings or existing vessels;

· our liquidity needs;

· our exposure to foreign currency fluctuations, particularly in Norwegian Kroner; and

· the outcome of claims and legal action arising from the collision involving the *Navion Hispania*.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2007,. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 -   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are currently rated A or better by Standard & Poor's or Aa3 by Moody's. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at March 31, 2008 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

				Expected Maturity Date					
	Balance of 2008	**2009**	**2010**	**2011**	**2012**	**Thereafter**	**Total**	**Fair Value Liability**	**Rate** [1]
				(in millions of U.S. dollars, except percentages)					
Long-Term Debt:									
Variable Rate [2]	76.9	124.8	127.0	164.0	141.8	924.9	1,559.4	(1,559.4)	4.4%
Interest Rate Swaps:									
Contract Amount [3]	16.1	552.6	18.1	18.7	19.2	723.7	1,348.4	(69.2)	4.8%
Average Fixed Pay Rate [2]	4.9%	4.7%	4.9%	4.9%	4.9%	4.8%	4.8%		

–––––––––

(1) Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of March 31, 2008 ranged from 0.50% to 0.80%.

(2) Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3) The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Foreign Currency Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

On the closing of our initial public offering in December 2006, OPCO entered into new services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew OPCO's vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars and will not be subject to Norwegian Kroner exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements will adjust to reflect any change in Teekay Corporation's cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar. We have begun to hedge this currency fluctuation risk . At March 31, 2008, we were committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 255.7 million, Australian Dollars 3.1 million, and Euros 4.0 million for U.S. Dollars at an average rate of Norwegian Kroner 5.64 per U.S. Dollar, Australian Dollar 1.24 per U.S. Dollar, and Euro 0.68 per U.S. Dollar. The foreign exchange forward contracts mature as follows: $8.3 million in 2008; and $45.4 million in 2009.

Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 391.7 million ($76.8 million) at March 31, 2008. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

On November 13, 2006, a Teekay Offshore Operating L.P. (or *OPCO*) shuttle tanker, the *Navion Hispania*, collided with the *Njord Bravo*, a floating storage and offtake unit, while preparing to load an oil cargo from the *Njord Bravo*. The *Njord Bravo* services the Njord field, which is operated by StatoilHydro Petroleum AS (or *StatoilHydro*) and is located off the Norwegian coast. At the time of the incident, StatoilHydro was chartering the *Navion Hispania* from OPCO. The *Navion Hispania* and the *Njord Bravo* both incurred damages as a result of the collision.

In November 2007, Navion Offshore Loading AS, a subsidiary of OPCO, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the *Njord Bravo*), StatoilHydro and various licensees in the Njord field. The claim seeks damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK256,000,000 (or approximately USD$50 million). The court involved in this legal proceeding is Stavanger Conciliation Council.

The Partnership believes the likelihood of any losses relating to the claim is remote. OPCO believes that the charter contract relating to the *Navion Hispania* requires that StatoilHydro be responsible and indemnify Navion Offshore Loading AS for all losses relating to the damage to the *Njord Bravo*. OPCO and Teekay Corporation also maintain insurance for damages to the *Navion Hispania* and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by StatoilHydro, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership, OPCO and OPCO's subsidiaries for any losses they may incur in connection with this incident.

Item 1A – Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, "Item 3. Key Information – Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Submission of Matters to a Vote of Security Holders

None

Item 5 – Other Information

None

Item 6 – Exhibits

Exhibit 15.1 - Acknowledgement of Independent Registered Public Accounting Firm

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:

● **REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007**

● **REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) FILED WITH THE SEC ON MAY 6, 2008**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
By: Teekay Offshore GP L.L.C., its general partner

Date: May 27, 2008

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 27, 2008

To the Board of Directors of Teekay Offshore GP L.L.C. and the Unitholders of Teekay Offshore Partners L.P.

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-147682) pertaining to the Teekay Offshore Partners L.P. 2006 Long Term Incentive Plan and in the Registration Statement (Form F-3 No. 333-150682) and related prospectus of Teekay Offshore Partners L.P. for the registration of up to $750,000,000 in total aggregate offering price of an indeterminate number of common units and debt securities of our report dated May 14, 2008 relating to the unaudited interim consolidated financial statements of Teekay Offshore Partners L.P. and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended March 31, 2008.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada